                                                                  EXHIBIT (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated August 3, 1998 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, and tenders will not be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. If the securities laws of any jurisdiction require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Cyclone Acquisition Corp. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                                CyberMedia, Inc.
                                       at
                              $9.50 Net Per Share
                                       by
                           Cyclone Acquisition Corp.
                          a wholly-owned subsidiary of

                            NETWORK ASSOCIATES, INC.

     Cyclone Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Networks Associates, Inc., a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of Common Stock, par value $0.01 per share (collectively, the "Shares"), of CyberMedia, Inc., a Delaware corporation (the "Company"), at a purchase price of $9.50 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 1998 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). See the Offer to Purchase for capitalized terms used but not defined herein.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, AUGUST 28, 1998, UNLESS EXTENDED.

     The Offer is conditioned on, among other things, (i) Shares that would constitute at least a majority of the Shares then outstanding on a fully diluted basis on the date of purchase (including, for purposes of such calculation, all Shares issuable upon exercise of outstanding stock options and warrants that are vested or scheduled to vest prior to October 31, 1998 with an exercise price less than the Offer Price, and conversion of all convertible securities or other rights to purchase or acquire Shares with a conversion price less than the Offer Price) being validly tendered and not withdrawn prior to the Expiration Date (as defined below) or held by Parent, Purchaser or any affiliate thereof or issuable upon the exercise or conversion of any equity or debt security held by Parent, Purchaser or any affiliate thereof which is then exercisable or convertible (the "Minimum Condition"), and (ii) the expiration or termination of any applicable waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. The Offer is also subject to the other terms and conditions set forth in Sections 1 and 15 of the Offer to Purchase.

     The Offer is not conditioned upon obtaining financing.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 28, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, after the purchase of Shares pursuant to the Offer and subject to the satisfaction or waiver of certain conditions set forth therein, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Pursuant to the Merger, each outstanding Share (other than (i) Shares held directly or indirectly by Parent, Purchaser, the Company or any of their wholly-owned subsidiaries and (ii) Shares held by holders who have properly exercised their appraisal rights under the Delaware General Corporation Law) immediately prior to the Effective Time (as defined in the Merger Agreement), will be canceled and extinguished and converted into the right to receive the Offer Price, in cash, without interest thereon, less any required withholding of taxes, upon the surrender of certificates formerly representing such Shares.

     The Board of Directors of the Company has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of the Shares (the "Stockholders"), (b) approved and adopted the Merger Agreement and the transactions contemplated thereby and (c) resolved to recommend that the Stockholders accept the Offer and approve and adopt the Merger Agreement and approve the transactions contemplated thereby. For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered to Purchaser and not withdrawn on or prior to the Expiration Date if, as and when Purchaser gives oral or written notice to BankBoston, N.A. (the "Depositary") of Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payment from Purchaser and transmitting payments to tendering Stockholders.

     The term "Expiration Date" means midnight, New York City time, on Friday, August 28, 1998, unless and until Purchaser, in accordance with the terms of the Offer and the Merger Agreement, extends the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires. The Merger Agreement provides that, if all the conditions to the Offer set forth in Section 15 of the Offer to Purchase are not satisfied at the Expiration Date then, provided that all such conditions are reasonably capable of being satisfied, Purchaser shall extend the Offer until such conditions are satisfied or waived but in no event will Purchaser be required to extend the Offer beyond September 15, 1998. Purchaser has agreed in the Merger Agreement that, without the prior written approval of the Company, it will not extend the period during which the Offer is open, except (subject to the Company's right to terminate the Merger Agreement, described in Section 13 of the Offer to Purchase) as necessary to provide time to satisfy the conditions described in Section 15 of the Offer to Purchase; provided, however, that the Offer may not be extended beyond September 30, 1998, except that Purchaser may extend the Offer for up to 10 additional business days, if as of such date, there shall not have been tendered at least 90% of the shares then outstanding plus any Shares then held by Parent, Purchaser or any affiliate thereof or issuable upon the exercise or conversion of any equity or debt security held by Parent, Purchaser or any affiliate thereof which is then exercisable or convertible. Subject to the restrictions set forth in the Merger Agreement, Purchaser reserves the right (but will not be obligated), in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will exercise its right to extend the Offer.

     Subject to the applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right, in its sole discretion, to delay payment for the Shares regardless of whether such Shares were accepted by it for payment in order to comply with applicable law or, subject to the limitations set forth in the Merger Agreement, to terminate the Offer and not accept for payment or pay for any Shares not accepted by it for payment or paid for, if at the Expiration Date, any of the conditions set forth in Section 15 of the Offer to Purchase are not satisfied by giving to the Depositary oral or written notice of such delay or termination. Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment, or termination or amendment of the Offer, will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The reservation by Purchaser of the right to delay acceptance for payment of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that Purchaser pay consideration offered or return the Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer. Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares whether or not Purchaser exercises its right to extend the Offer.

     Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date pursuant to the procedures set forth in Section 4 of the Offer to Purchase and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after October 2, 1998. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering Stockholder must also submit to the Depositary the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined below), except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility's procedures. An Eligible Institution is a member firm of a registered national securities exchange (registered under Section 6 of the Exchange Act), a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or any other "Eligible Guarantor Institution" as defined in Rule 17Ad-15 under the Exchange Act. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

     The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Stockholders. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's Stockholder list, or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders are urged to read the Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender their Shares pursuant to the Offer.

     Questions and requests for assistance or for copies of the Offer to Purchase, the Letter of Transmittal or other related materials may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Purchaser's expense. Holders of Shares may also contact brokers, dealers, commercial bankers and trust companies for additional copies of the Offer to Purchase, the Letter of Transmittal or other related materials.

     The Information Agent for the Offer is:

                           [MacKenzie Partners Logo]
                    156 Fifth Avenue New York, New York 10010
                          (212) 929-5500 (Call Collect)
                                       or
                          CALL TOLL-FREE (800) 322-2885

                                 August 3, 1998